UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Tercica, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

88078L 10 5

(CUSIP Number)

Willy Mathot

General Counsel

Ipsen, S.A.

42, rue du Docteur Blanche

75016 Paris,

France

+33 1 4496 1010

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

October 13, 2006

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

1	Names of Reporting Person: I.R.S. Identification Number:

Ipsen, S.A. Not applicable
2	Check the Appropriate Box if a Member of a Group: (See Instructions)
(a) ☐
(b) ☒
3	SEC Use Only:

4	Source of Funds (See Instructions):

OO and WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e):	☐

6	Citizenship or Place of Organization:

France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power:

8,405,524
8 Shared Voting Power:

27,846,266
9 Sole Dispositive Power:

8,405,524
10 Shared Dispositive Power:

12,527,245

11	Aggregate Amount Beneficially Owned by Each Reporting Person:

36,251,790
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: (See Instructions)	☐

13	Percent of Class Represented by Amount in Row (11):

72%
14	Type of Reporting Person (See Instructions):

CO

1	Names of Reporting Person: I.R.S. Identification Number:

Suraypharm S.A.S. Not applicable
2	Check the Appropriate Box if a Member of a Group: (See Instructions)
(a) ☐
(b) ☒
3	SEC Use Only:

4	Source of Funds (See Instructions):

OO and WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e):	☐

6	Citizenship or Place of Organization:

France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power:

12,527,245
8 Shared Voting Power:

15,319,021
9 Sole Dispositive Power:

12,527,245
10 Shared Dispositive Power:

0

11	Aggregate Amount Beneficially Owned by Each Reporting Person:

27,846,266
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: (See Instructions)	☐

13	Percent of Class Represented by Amount in Row (11):

56%
14	Type of Reporting Person (See Instructions):

CO

This Amendment No. 1 amends and updates Schedule 13D (Schedule 13D) dated July 18, 2006 filed by Ipsen, S.A. and Suraypharm S.A.S. with respect to the shares of the common stock of Tercica, Inc., a Delaware corporation, par value $0.001 per share. Capitalized terms used herein but not defined herein shall have the meaning ascribed to them in Schedule 13D.

The transactions contemplated by the Purchase Agreement were consummated on October 13, 2006, pursuant to which the Company issued to Suraypharm (a wholly-owned subsidiary of Ipsen) the Shares, and to Ipsen, the First Convertible Note and the Warrant. Accordingly, the Items of Schedule 13D reported herein are amended and updated as set forth below.

Item 3. Source and Amount of Funds or Other Consideration

Suraypharm and Ipsen used working capital to purchase the Shares, the First Convertible Note and the Warrant, respectively. The Voting Agreements are not expected to require the expenditure of any funds.

Item 4. Purpose of Transaction

At the Special Meeting held on October 12, 2006, the stockholders of the Issuer approved Proposals 1, 3 and 4 as set out in the Definitive Proxy Statement filed with the United States Securities and Exchange Commission on September 5, 2006 being in respect of the transactions contemplated by the Purchase Agreement, certain amendments to the Company’s amended and restated certificate of incorporation to waive the corporate opportunity provisions under Delaware law with respect to opportunities of which Ipsen may become aware as a result of its affiliation with the Company, adoption of a Rights Agreement implementing a stockholder rights plan. The stockholders of the Issuer did not approve Proposal 2 as set out in the Definitive Proxy Statement filed with the United States Securities and Exchange Commission on September 5, 2006 being in respect of certain amendments to the Company’s amended and restated certificate of incorporation (i) to eliminate the Company’s classified Board of Directors and certain other anti-takeover provisions; (ii) the rights of any stockholder who holds 15% or more of the outstanding shares of the common stock of the Company to request that a special meeting of stockholders be called; (iii) to establish the right to remove a director by an affirmative vote of at least 60% of the outstanding shares of the common stock of the Company entitled to vote at an election of directors; and (iv) to create additional rights reinforcing Ipsen’s rights to representation on the Company’s Board of Directors.

The transactions contemplated by the Purchase Agreement were consummated on October 13, 2006, pursuant to which the Company issued to Suraypharm the Shares, and to Ipsen, the First Convertible Note and the Warrant.

The Company and Ipsen (and/or affiliates thereof) have also entered into the License Agreements, the Affiliation Agreement and a Registration Rights Agreement. Pursuant to its rights under the Affiliation Agreement, Jean-Luc Bélingard and Christophe Jean, each nominated by Ipsen have been appointed as directors to the Company’s Board of Directors. Mssrs. Bélingard and Jean may be succeeded in the future by different nominees.

The Company has effected certain amendments to its amended and restated certificate of incorporation and bylaws to reflect the matters approved by the stockholders of the Company at the Special Meeting Held on October 12, 2006 as described above and has adopted a Rights Agreement, as described in Schedule 13D under the subheading ‘Other Matters’ of Item 4 of Schedule 13D.

Following the First Closing that occurred on October 13, 2006, the Voting Agreements are limited to matters relating to the election of certain Ipsen nominees for the Board of Directors.

Item 5. Interest in Securities of the Issuer

(a)-(b)	As of the date hereof, Ipsen may be deemed to beneficially own an aggregate of 36,251,790 shares of Common Stock of the Company, 3,378,812 and 5,026,712 of which are the aggregate number of shares of Common Stock of the Company that Ipsen has a right to acquire pursuant to the First Convertible Note and the Warrant, respectively. Ipsen has sole voting and dispositive power over these shares of Common Stock of the Company that it has a right to acquire under the First Convertible Note and the Warrant. Because Suraypharm is a subsidiary of Ipsen, Ipsen may also be deemed to share voting and dispositive power over the 12,527,245 shares of Common Stock of the Company owned by Suraypharm.

As of the date hereof, Suraypharm beneficially owns an aggregate of 27,846,266 shares of Common Stock of the Company. These beneficially owned shares include 12,527,245 shares of Common Stock of the Company purchased at the First Closing over which Suraypharm has sole dispositive power.

The Issuer has informed Ipsen that, as of October 13, 2006, there are 50,117,193 issued and outstanding shares of Common Stock of the Company; accordingly the aggregate number of shares of Common Stock of the Company beneficially owned by each of Ipsen and Suraypharm constitute approximately 72% and 56% of the issued and outstanding shares of Common Stock of the Company as of October 13, 2006, respectively.

Of the aggregate number of shares of Common Stock of the Company reported above, Ipsen and Suraypharm may be deemed to beneficially own and share voting power over 15,319,021 as a result of the Voting Agreements, constituting approximately 31% of the shares of Common Stock of the Company as of October 13, 2006. Each of Ipsen and Suraypharm expressly disclaims beneficial ownership of any shares of Common Stock of the Company that are covered by the Voting Agreements.

(c)	On October 13, 2006, Suraypharm purchased the Shares, and Ipsen purchased the First Convertible Note and the Warrant, pursuant to the Purchase

Agreement. Except as described herein, each Reporting Person has not effected any transaction in the shares of Common Stock of the Company reported as beneficially owned by the Reporting Persons since the date of filing of Schedule 13D.

Item 7. Materials to Be Filed as Exhibits

The following documents are hereby filed as exhibits:

Number	Exhibit

1.	Stock Purchase and Master Transaction Agreement entered into between Ipsen and the Issuer dated July 18, 2006 (previously filed as an Exhibit to Schedule 13D and incorporated by reference herein).

2.	Form of Voting Agreement entered into by and among certain stockholders of the Issuer, Ipsen and Ipsen’s affiliate dated July 18, 2006 (previously filed as an Exhibit to Schedule 13D and incorporated by reference herein).

3.	Joint Filing Agreement (previously filed as an Exhibit to Schedule 13D and incorporated by reference herein).

4.	First Senior Convertible Promissory Note entered into between Ipsen and the Company dated as of October 13, 2006.

5.	Warrant entered into between Ipsen and the Company dated as of October 13, 2006.

6.	Affiliation Agreement entered into between Ipsen, Suraypharm and the Company dated as of October 13, 2006.

7.	Registration Rights Agreement entered into between Ipsen, Suraypharm and the Company dated as of October 13, 2006.

8.	Rights Agreement entered into between Computershare Trust Company, N.A. and the Company dated as of October 13, 2006.

9.	Certificate of Designation for Series A Junior Participating Preferred Stock, as filed with the Delaware Secretary of State on October 16, 2006.

10.	Certificate of Amendment of Amended and Restated Certificate of Incorporation, as filed with the Delaware Secretary of State on October 12, 2006.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated October 19, 2006

Signed by for and on behalf of
IPSEN S.A.

By:	/s/ Jean-Luc Belingard
Name:	Jean-Luc Belingard
Title:	President and Chief Executive Officer

Signed by for and on behalf of
SURAYPHARM S.A.S

By:	/s/ Jean-Luc Belingard
Name:	Jean-Luc Belingard
Title:	President and Chief Executive Officer